UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Theravance, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
88338T 10 4
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88338T 10 4

1	NAMES OF REPORTING PERSONS SV Associates VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Amendment No. 3 to the statement on Schedule 13G is filed by SV Associates VI, L.P. (“SV Associates VI”) and Sierra Ventures VI, L.P. (“Sierra Ventures VI,” together with SV Associates VI, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No.	88338T 10 4

1	NAMES OF REPORTING PERSONS Sierra Ventures VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Amendment No. 3 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

Introductory Note: This Amendment No. 3 to the statement on Schedule 13G is filed on behalf of the Reporting Persons in respect of shares of Common Stock (“Common Stock”) of Theravance, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer:
Theravance, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:
901 Gateway Blvd. South San Francisco, California 94080

Item 2(a).	Name of Person(s) Filing:
SV Associates VI, L.P. (“SV Associates VI”) Sierra Ventures VI, L.P. (“Sierra Ventures VI”)

Item 2(b).	Address of Principal Business Office:
c/o Sierra Ventures 2884 Sand Hill Road, Suite 100 Menlo Park, California 94025

Item 2(c).	Citizenship:
SV Associates VI — California Sierra Ventures VI — California

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
88338T 10 4

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2010:

		Common
		Stock
		Issuable Upon
		Exercise of
	Shares of	Common
	Common	Stock		Shared
	Stock Held	Purchase	Shared	Dispositive	Beneficial	Percentage
Reporting Persons	Directly	Warrant	Voting Power	Power	Ownership	of Class

SV Associates VI	0	0	0	0	0	0.0%

Sierra Ventures VI	0	0	0	0	0	0.0%

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2011

SV ASSOCIATES VI, L.P.
/s/ David C. Schwab
David C. Schwab
General Partner

SIERRA VENTURES VI, L.P.
By:	SV Associates VI, L.P.
Its:	General Partner

/s/ David C. Schwab
David C. Schwab
General Partner
Exhibit(s):

Exhibit 99.1:	Joint Filing Statement

CUSIP No.	88338T 10 4
Exhibit 99.1
AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Theravance, Inc.
Dated: February 11, 2011

SV ASSOCIATES VI, L.P.
/s/ David C. Schwab
David C. Schwab
General Partner

SIERRA VENTURES VI, L.P.
By:	SV Associates VI, L.P.
Its:	General Partner

/s/ David C. Schwab
David C. Schwab
General Partner